UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
SUPERIOR WELL SERVICES, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
86837X105
(CUSIP Number of Class of Securities)
David E. Wallace
Superior Well Services, Inc.
Chief Executive Officer
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Brett E. Braden
Michael E. Dillard
Latham & Watkins LLP
717 Texas Avenue, Suite 1600
Houston, Texas 77002
(713) 546-5400
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Name and Address.
     The name of the subject company is Superior Well Services, Inc., a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive offices are 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701, (724) 465-8904.
Securities.
     This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.01 per share, of the Company (the “Shares”). As of August 6, 2010, there were 30,811,529 Shares issued and outstanding.
Item 2. Identity and Background of Filing Person.
Name and Address.
     The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 above. The Company’s website is www.swsi.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.
Tender Offer.
     This Schedule 14D-9 relates to the tender offer by Diamond Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Nabors Industries Ltd., a Bermuda exempt company (“Parent”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares, at a price of $22.12 per Share (the “Offer Price”), net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 11, 2010 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent with the Securities and Exchange Commission (the “SEC”) on August 12, 2010. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.
     This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 6, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the time Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the “Completion of the Offer”), Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”). As a result of the Merger, the Shares that are not acquired in the Offer will be converted into the right to receive a per Share amount equal to the Offer Price, net to the stockholder in cash, without interest and less any required withholding taxes. Following the effective time of the Merger (the “Completion of the Merger”), the Company will continue as a wholly-owned subsidiary of Parent (the Company after the Completion of the Merger is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9.
     The initial expiration date of the Offer is 12:00 midnight, New York City time, on Wednesday, September 8, 2010, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (such time, as may be extended, the “Acceptance Time”). The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.
     According to the Schedule TO, the business address and telephone number for Parent is Mintflower Place, 8 Par-La-Ville Road, Hamilton, HM08, Bermuda, (441) 292-1510, and the business address and telephone number for Purchaser is 515 West Greens Road, Suite 1200, Houston, Texas 77067, (281) 874-0035.

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and that may affect the significance, completeness or accuracy of such information.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Certain contacts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the “Information Statement”) attached as Annex I to this Schedule 14D-9 and incorporated herein by reference. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right to designate persons to the Company’s board of directors (the “Board of Directors”) other than at a meeting of the stockholders of the Company. Except as described or referred to in this Schedule 14D-9 (including in the Exhibits hereto and in the Information Statement) or incorporated in this Schedule 14D-9 by reference, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Parent, Purchaser or their respective executive officers, directors or affiliates.
     In considering the recommendation of the Board of Directors with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in Annex I, and which may present those individuals with certain potential conflicts of interest.
     The Board of Directors was aware of these potential conflicts of interest and considered them, along with the other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors.”
Arrangements between the Company and its Executive Officers, Directors and Affiliates.
     For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement under the headings “Executive Compensation,” “Director Compensation” and “Certain Relationships and Related Person Transactions.”
Cash Payable for Outstanding Shares Pursuant to the Offer.
     If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of August 6, 2010, the directors and executive officers of the Company beneficially owned, in the aggregate, 7,860,373 Shares. If the directors and executive officers were to tender all 7,860,373 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive an aggregate of approximately $173,871,500 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares of each director and officer is further described in the Information Statement under the heading “Certain Information Concerning the Company — Ownership of Company Common Stock by Management and Certain Beneficial Owners.”
Vesting of Restricted Stock Awards.
     Pursuant to the Superior Well Services, Inc. Amended and Restated Incentive Compensation Plan (the “Plan”), directors and executive officers of the Company have been granted certain restricted stock awards. Unless specifically addressed within the terms of an employment agreement with a holder of restricted stock awards, the Compensation Committee of the Board of Directors, as administrator of the Plan, has the discretion to, at any time determined by the Compensation Committee, fully vest any or all Shares awarded to a holder pursuant to a restricted stock award and, upon such vesting, all restrictions applicable to such restricted stock award will terminate as of such date.
     Under the Merger Agreement, the Company agreed to cause each of the outstanding Shares awarded pursuant to a restricted stock award to become fully vested and nonforfeitable immediately prior to the Acceptance Time and, if tendered by the holder of such Shares for purchase pursuant to the Offer and purchased by Purchaser, then such holder will be entitled to receive the Offer Price for each such Share.

     The following table sets forth, as of August 6, 2010, the cash consideration that each of the Company’s directors and executive officers would be entitled to receive in respect of his outstanding restricted stock awards at the Completion of the Offer.

	Unvested Shares	Consideration Payable
	Outstanding as of	in Respect of Shares
	August 6, 2010	that Have Not Vested
Name	(#)	($)
David E. Wallace	32,950	$728,854
Jacob B. Linaberger	23,300	515,396
Rhys R. Reese	23,300	515,396
Daniel Arnold	18,450	408,114
Thomas W. Stoelk	21,300	471,156
Michael J. Seyman	15,700	347,284
Edward J. DiPaolo	13,550	299,726
Anthony J. Mendicino	12,050	266,546
Charles C. Neal	12,050	266,546
David E. Snyder	12,050	266,546
Mark A. Snyder	12,050	266,546
John A. Staley, IV	12,050	266,546
Potential Severance and Change of Control Benefits of Executive Officers.
     The Company’s executive officers have entered into the employment agreements discussed below, which provide for severance and other benefits in connection with termination following a change in control of the Company. The Completion of the Offer constitutes a change of control under each of the following employment agreements.
     David E. Wallace, Jacob B. Linaberger and Rhys R. Reese
     On September 15, 2008, the Company entered into Amended and Restated Employment Agreements with David E. Wallace, the Chief Executive Officer and Chairman of the Board of Directors of the Company, Jacob B. Linaberger, the President of the Company, and Rhys R. Reese, the Executive Vice President, Chief Operating Officer and Secretary of the Company. These employment agreements provide a number of benefits to these executives upon a change of control of the Company. Each employment agreement provides that, if the executive terminates his employment as a result of a change in duties during the two-year period immediately following a change of control, then (a) he will be entitled to receive, as additional compensation, a lump sum cash payment equal to two times his annual compensation (including both base salary and annual bonus), (b) the Company must cause all of the executive’s accrued benefits under nonqualified deferred compensation plans sponsored by the Company to become immediately nonforfeitable, and (c) the Company must, for up to 36 months following his termination, continue to provide to the executive, at no greater cost than that applicable to a similarly situated executive of the Company, medical and dental benefits equivalent to those to which he was entitled immediately prior to his employment termination. A “change in duties” in this context means a material reduction in the executive’s duties, a reduction in his annual base salary, a diminution in his eligibility to participate in bonus compensation plans, a material diminution in employee benefits to which he is entitled, or a change in the location of his principal place of employment by more than 60 miles. These employment agreements also provide that, in the case of an executive’s involuntary termination of employment other than upon a change of control of the Company, then (x) the executive will be entitled to an amount equal to two times his annual compensation (including both base salary and annual bonus), which amount is payable by the Company in equal monthly installments over a 24-month period, and (y) the Company must, for up to 24 months following his termination, continue to provide to the executive, at no greater cost than that applicable to a similarly situated executive of the Company, medical and dental benefits equivalent to those to which he was entitled immediately prior to his employment termination.
     Thomas W. Stoelk
     On September 15, 2008, the Company and Thomas W. Stoelk, the Chief Financial Officer of the Company, entered into an Amended and Restated Employment Agreement that provides a number of benefits to Mr. Stoelk upon a change of control of the Company. The employment agreement provides that, if Mr. Stoelk terminates his employment as a result of a change in terms of service during the six-month period immediately following a change of control, then (i) he will be entitled to receive, as additional compensation, a lump sum cash payment equal to his annual base salary, (ii) the Company must cause all accrued benefits under nonqualified deferred compensation plans sponsored by the Company to become immediately nonforfeitable, and (iii) the Company must, for up to 12 months following his termination, continue to provide to Mr. Stoelk, at no greater cost than that applicable to a similarly situated executive of the Company, medical and dental benefits equivalent to those to which he was entitled immediately prior to his employment termination. A “change in terms of service” in this context means a reduction in Mr. Stoelk’s annual base salary, a diminution in his eligibility to participate in bonus compensation plans, or a material diminution in employee benefits to which he is entitled. The employment agreement also provides that, in the case of Mr. Stoelk’s involuntary termination of employment other than upon a change of control of the Company, then (x) Mr. Stoelk will be entitled to an amount equal to his annual compensation, which amount is payable by the Company in equal monthly installments over a 12-month period, and (y) for such time (not to exceed one year from the date of involuntary termination of his employment) as Mr. Stoelk is eligible to elect, and elects, to continue coverage for himself and his dependents under the Company’s group health plans under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and/or Sections 601 through 608 of the Employee Retirement Income Security Act of 1974, as amended, the Company must reimburse Mr. Stoelk on a monthly basis for the difference between the amount Mr. Stoelk pays to effect and continue such coverage and the employee contribution amount that active senior executive employees of the Company pay for the same or similar coverage under the Company’s group health plans.
     Daniel Arnold
     On May 14, 2007, the Company and Daniel Arnold, the Vice President of Sales and Marketing of the Company, entered into an Employment Agreement that provides a number of benefits to Mr. Arnold upon a change of control of the Company. The employment agreement provides that, if Mr. Arnold terminates his employment as a result of a change in terms of service during the six-month period immediately following a change of control, then (i) he will be entitled to receive, as additional compensation, a lump sum cash payment equal to his annual base salary, (ii) the Company must cause all of Mr. Arnold’s accrued benefits under nonqualified deferred compensation plans sponsored by the Company to become immediately nonforfeitable, and (iii) the Company must, for up to 12 months following his termination, continue to provide to Mr. Arnold, at no greater cost than that applicable to a similarly situated executive of the Company, medical and dental benefits equivalent to those to which he was entitled immediately prior to his employment termination. A “change in terms of service” in this context means a reduction in Mr. Arnold’s annual base salary, a diminution in his eligibility to participate in bonus compensation plans, or a material diminution in employee benefits to which he is entitled. The employment agreement also provides that, in the case of Mr. Arnold’s involuntary termination of employment other than upon a change of control of the Company, then (x) Mr. Arnold will be entitled to an amount equal to his annual compensation, which amount is payable by the Company in equal monthly installments over a 12-month period, and (y) for such time (not to exceed one year from the date of involuntary termination of his employment) as Mr. Arnold is eligible to elect, and elects, to continue coverage for himself and his dependents under the Company’s group health plans under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and/or Sections 601 through 608 of the Employee Retirement Income Security Act of 1974, as amended, the Company must reimburse Mr. Arnold on a monthly basis for the difference between the amount Mr. Arnold pays to effect and continue such coverage and the employee contribution amount that active senior executive employees of the Company pay for the same or similar coverage under the Company’s group health plans.
     Michael J. Seyman
     On December 21, 2009, the Company and Michael J. Seyman, the Vice President of Operations of the Company, entered into an Employment Agreement that provides a number of benefits to Mr. Seyman upon a change of control of the Company. The employment agreement provides that if Mr. Seyman terminates his employment as a result of a change in terms of service during the six-month period immediately following a change of control, then (i) he will be entitled to receive, as additional compensation, a lump sum cash payment equal to his annual base salary, (ii) the Company must cause all of Mr. Seyman’s accrued benefits under nonqualified deferred compensation plans sponsored by the Company to become immediately nonforfeitable, and (iii) the Company must, for up to 12 months following his termination, continue to provide to Mr. Seyman, at no greater cost than that applicable to a similarly situated executive of the Company, medical and dental benefits equivalent to those to which he was entitled immediately prior to his employment termination. A “change in terms of service” in this context means a material reduction in Mr. Seyman’s annual base salary, a material diminution in his eligibility to participate in bonus compensation plans, or a material diminution in employee benefits to which he is entitled. The employment agreement also provides that, in the case of Mr. Seyman’s involuntary termination of employment other than upon a change of control of the Company, then (x) Mr. Seyman will be entitled to an amount equal to his annual compensation, which amount is payable by the Company in equal monthly installments over a 12-month period, and (y) for such time (not to exceed one year from the date of involuntary termination of his employment) as Mr. Seyman is eligible to elect, and elects, to continue coverage for himself and his dependents under the Company’s group health plans under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and/or Sections 601 through 608 of the Employee Retirement Income Security Act of 1974, as amended, the Company must reimburse Mr. Seyman on a monthly basis for the difference between the amount Mr. Seyman pays to effect and continue such coverage and the employee contribution amount that active senior executive employees of the Company pay for the same or similar coverage under the Company’s group health plans.

     Reductions for Parachute Payments
     Each of the employment agreements provide that if any of the payments provided for under the employment agreements would constitute a “parachute payment” (as such term is defined under Section 280G of the Internal Revenue Code), the payments will be either (1) reduced (but not below zero) until the full amount would be $1.00 less than three times that executive’s “base amount” (as defined by Section 280G of the Internal Revenue Code) or (2) paid in full, whichever produces the best net after-tax position for the executive as determined by the Company.
     The foregoing summaries are qualified in their entirety by the employment agreements to which they relate, which are included as Exhibits (e)(2) through (e)(7) to this Schedule 14D-9 and are incorporated herein by reference.
     The following table sets forth, as of August 6, 2010, the cash consideration that each of the above executives would receive in accordance with the terms of his respective employment agreement, if such executive’s employment was terminated as a result of a change in terms of service during the applicable period immediately following the Completion of the Offer.
Potential Payouts Upon Termination following the Completion of the Offer

		Involuntary
		Termination
		After Change of
Name	Benefit	Control(1)(2)
David E. Wallace	Salary	$1,020,000
	Bonus	—
	Equity Compensation	—
	Medical and Dental Continuation Coverage	39,482

	Total	$1,059,482

Jacob B. Linaberger	Salary	$720,000
	Bonus	—
	Equity Compensation	—
	Medical and Dental Continuation Coverage	39,482

	Total	$759,482

Rhys R. Reese	Salary	$640,000
	Bonus	—
	Equity Compensation	—
	Medical and Dental Continuation Coverage	39,482

	Total	$679,482

Thomas W. Stoelk	Salary	$240,000
	Bonus	—
	Equity Compensation	—
	Medical and Dental Continuation Coverage	8,844

	Total	$248,844

Daniel Arnold	Salary	$222,000
	Bonus	—
	Equity Compensation	—
	Medical and Dental Continuation Coverage	8,844

	Total	$230,844

Michael Seyman	Salary	$208,000
	Bonus	—
	Equity Compensation	—
	Medical and Dental Continuation Coverage	8,844

	Total	$216,844

(1)	Under the terms of each executive’s employment agreement, if the executive is involuntarily terminated during the Change in Control Period, then the executive will be entitled to:

(a)	Severance in an amount equal to (i) for Messrs. Wallace, Linaberger and Reese, two times his annual base salary determined as of the date of the change of control plus his annual bonus, to be paid in a lump sum on or before the fifth day following the last day of the executive’s employment, (ii) for Messrs. Stoelk and Arnold, one times his annual base salary determined as of the date of change of control to be paid in a lump sum on or before the fifth day following the last day of Messrs. Stoelk’s and Arnold’s employment.

(b)	Continued medical and dental coverage at employee rates for a 36-month period for the executive, his spouse, and dependent children for Messrs. Wallace, Linaberger and Reese. For Messrs. Arnold and Stoelk, the amounts in the table reflect the amounts that the Company would be required to reimburse the executives for the difference between the costs of continued coverage and the employee contribution amount required of the Company’s active senior executives for similar coverage. The continued medical and dental coverage provided to the executives will be provided under the Company’s group medical and dental plans, which are self-insured for the first $150,000 in claims and fully insured for claims in excess of that amount. The cost reported in the above-table represents the Company’s premium cost for the applicable severance period. This cost could be increased by $150,000 per executive each year depending on the executive’s actual benefit claims for such year. In addition, the Company is required to make the executive whole for any tax liability that the executive incurs by reason of the provision of such medical and dental benefits. The amount of this tax liability, if any, is not ascertainable and, therefore, has not been included in the above-table. All medical and dental coverage shall terminate before the end of the applicable severance period if the executive receives medical and dental coverage from a subsequent employer.

(c)	The accelerated vesting of restricted stock awards. As described above in “—Vesting of Restricted Stock Awards,” under the Merger Agreement, the Company agreed to cause each of the outstanding Shares awarded pursuant to a restricted stock award to become fully vested and nonforfeitable immediately prior to the Acceptance Time. For the purposes of this table, the Company has assumed that each executive has tendered all of such Shares for purchase pursuant to the Offer and no longer owns any restricted Shares.

(2)	No bonuses were awarded to the above executives for 2009. The Compensation Committee of the Board of Directors has the discretion to award bonuses to employees, including the executives identified above. For the purposes of this table, the Company has assumed that no bonuses will be paid for 2010. If bonuses are paid, the total potential payout for each executive identified above will increase according to the calculation set forth in footnote (1)(a).
     There have been no discussions between the parties regarding the continued employment of any of the Company’s existing executive officers or members of the Board of Directors.
     Directors’ and Officers’ Indemnification and Insurance.
     Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.
     Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Charter and its amended and restated bylaws (the “Bylaws”) provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law. In addition, the Company may advance expenses incurred in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted.
     The Company has also entered into indemnification agreements with each of its directors and Messrs. Linaberger, Reese, Arnold and Stoelk (the “Indemnification Agreements”). The Indemnification Agreements provide rights that supplement those provided under the DGCL and in the Company’s Charter. The Indemnification Agreements provide for the indemnification of the director or executive officer for expenses reasonably incurred in connection with any threatened, pending or completed action, suit, inquiry, or proceeding to which such individual is involved as a party, witness or otherwise by reason of the fact that such individual is or was a director, officer, trustee, employee or agent of the Company, by reason of any action or inaction by such individual while serving as an officer, director, trustee, employee or agent or by reason of the fact that such individual was serving at the Company’s request as a director, officer, trustee, employee or agent of another entity. Under the Indemnification Agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal proceeding, in situations where the indemnified parties had no reasonable cause to believe the conduct was unlawful. No indemnification will be provided to an indemnified party under the Indemnification Agreements for conduct that is the subject of any proceeding brought by the Company that alleges willful misappropriation of Company assets, disclosure of confidential information in violation of the indemnified party’s fiduciary or contractual obligations to the Company, or any other willful and deliberate breach in bad faith of the indemnified party’s duty to the Company or its stockholders.

     The foregoing summary of the Indemnification Agreements is qualified in its entirety by reference to the Indemnification Agreements, which are included as Exhibits (e)(8) to (e)(17) to this Schedule 14D-9 and are incorporated herein by reference.
     The Merger Agreement provides that Parent shall, and shall cause the Surviving Corporation to, assume the indemnification obligations of the Company under the Charter, the Bylaws and the Indemnification Agreements with respect to all past and present directors and officers of the Company. Additionally, Parent has agreed not to, and shall cause the Surviving Corporation not to, amend, repeal or otherwise modify the Charter, the Bylaws or the Indemnification Agreements in a manner that would materially and adversely affect the rights of the indemnified parties thereunder.
     In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status. The Merger Agreement further provides that, through the sixth anniversary of the Completion of the Merger, the Surviving Corporation shall either maintain the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance (“D&O Insurance”) maintained by the Company or purchase and maintain for its full term a six-year prepaid “tail” policy containing terms and conditions that are, individually and in the aggregate, at least as protective and no less advantageous to the insured as the D&O Insurance with respect to claims arising from facts or events that occurred on or before the Completion of the Merger (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the Contemplated Transactions). In lieu of the foregoing, however, Parent or the Surviving Corporation may purchase a substitute policy with the same coverage limits and substantially similar terms as the D&O Insurance. However, in no event will the Surviving Corporation be required to spend an annual premium amount in excess of 250% of the last annual premium paid prior to the Completion of the Offer by the Company for such insurance.
     Employee Benefit Arrangements.
     The Merger Agreement provides that, as of the Acceptance Time, the Company will cause each of the Company’s employees who continue employment with the Company or the Surviving Corporation (each, a “Continuing Employee”) to be provided employee benefits (other than equity-based compensation) that are in the aggregate substantially similar to either (a) such employee benefits provided to such Continuing Employee by the Company as in effect immediately prior to the Acceptance Time, or (b) such employee benefits provided to similarly situated employees of Parent and its subsidiaries as in effect immediately prior to the Acceptance Time. Parent will provide Continuing Employees full credit for purposes of eligibility to participate, vesting and benefit level with respect to vacation, severance programs and paid time off for service with the Company to the extent such service was recognized under a comparable Company plan.
     Tender and Voting Agreement.
     On August 6, 2010, in connection with the Offer, (a) David E. Snyder, a member of the Board of Directors, Mark A. Snyder, a member of the Board of Directors, certain other members of the Snyder family and certain entities and trusts controlled by members of the Snyder family (collectively, the “Snyder Family Stockholders”), and (b) Messrs. Wallace, Linaberger, and Reese, (collectively, the “Management Stockholders” and, together with the Snyder Family Stockholders, the “Supporting Stockholders”), each in their capacity as stockholders of the Company, entered into a Tender and Voting Agreement with Parent and Purchaser (the “Voting Agreement”), which is included as Exhibit (e)(18) to this Schedule 14D-9 and is incorporated herein by reference.
     Pursuant to the Voting Agreement, the Supporting Stockholders agreed, among other things, subject to the terms and conditions of the Voting Agreement, (i) to tender in the Offer (and not withdraw) all Shares owned or subsequently acquired by them, (ii) not to transfer any of such Shares other than in accordance with the terms and conditions set forth in the Voting Agreement, (iii) not to take any action in violation of the Merger Agreement provisions against soliciting or initiating discussions with third parties regarding other proposals to acquire the Company, (iv) to appoint Parent as their proxy to vote such Shares in connection with the Merger Agreement and (v) to vote such Shares in support of the Merger in the event stockholder approval is required to consummate the Merger. As of August 6, 2010, the Supporting Stockholders held 10,453,985 Shares, or approximately 34% of the outstanding Shares on a fully diluted basis. The Voting Agreement terminates in the event the Merger Agreement is terminated in accordance with its terms.
Merger Agreement.
     As described below, the Company’s executive officers and the members of its Board of Directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of the Company or the Company’s stockholders generally. The Board of Directors was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

     Representation on the Board of Directors.
     The Merger Agreement provides that, promptly upon the payment by Purchaser for any Shares accepted by Purchaser for payment pursuant to the Offer at the Acceptance Time, which Shares represent at least a majority of the issued and outstanding Shares pursuant to the Offer, Parent will be entitled to designate such number of directors on the Board of Directors as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to the Merger Agreement) multiplied by (b) the percentage that the aggregate number of Shares owned by Parent, Purchaser or any of their affiliates bears to the total number of Shares outstanding. If requested by Parent, the Company will also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Board of Directors of (i) each committee of the Board of Directors, (ii) each board of directors (or similar body) of each of the Company’s subsidiaries, and (iii) each committee (or similar body) of each such board of directors (or similar body) of each of the Company’s subsidiaries, in each case only to the extent required by applicable law or stock exchange rules. The Company has agreed, subject to applicable law, to take all action requested by Parent necessary to effect any such election or appointment, including by obtaining the resignations of the required number of its current directors. The Board of Directors of the Company will, subject to the Company’s constituent documents and applicable law, take such action as is necessary so that, prior to being elected to the Board of Directors, the new directors designated by Parent for election to the Board of Directors pursuant to the Merger Agreement will be deemed to be “continuing directors” for purposes of Section 11 of the Certificate of Designations of the Company Series A 4% Convertible Preferred Stock.
     The Merger Agreement further provides that, in the event Parent’s designees are elected or appointed to the Board of Directors, until the Completion of the Merger, the Board of Directors will have at least three directors who were directors as of immediately prior to the Acceptance Time and who are independent directors for the purposes of the continued listing requirements of the NASDAQ Global Select Market (the “Company Directors”).
     Following the time that Parent’s designees are elected to the Board of Directors but prior to the Completion of the Merger, the affirmative vote of a majority of the Company Directors then in office is required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company’s rights or remedies under the Merger Agreement, (iii) agree to extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement, or (iv) take any other action by the Company in connection with the Merger Agreement and the Contemplated Transactions required to be taken by the Board of Directors adversely affecting the rights of holders of Shares (other than Parent or Purchaser).
     The foregoing summary concerning representation on the Board of Directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Arrangements between the Company and Parent and Purchaser.
Merger Agreement.
     The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
     The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties contained in the Merger Agreement were not prepared to establish facts, but rather have been negotiated with the principal purpose of (i) establishing the circumstances under which Purchaser may have the right not to consummate the Offer, or Parent or the Company may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties. The representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.
     Confidentiality Agreements.
     The Company entered into two confidentiality agreements with Nabors Industries, Inc., a wholly-owned subsidiary of Parent, one dated as of April 30, 2010 and one dated as of May 20, 2010 (collectively, the “Confidentiality Agreements”). Pursuant to the April 30, 2010 confidentiality agreement, the Company agreed to supply certain information to Nabors Industries, Inc. and its affiliates (including Parent) and Parent agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with the Company.

     Under the Confidentiality Agreements, each party agreed, subject to certain exceptions, to keep non-public information concerning the other party confidential. Parent agreed to a standstill provision placing restrictions on, among other things, the ability of Parent and its affiliates to acquire or propose to acquire Shares or enter into or propose to enter into a merger or certain other business combination transactions involving the Company unless invited to do so by the Company. The foregoing summary of the Confidentiality Agreements is qualified in its entirety by reference to the Confidentiality Agreements, which have been included as Exhibits (e)(19) and (e)(20) to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.
Item 4. The Solicitation or Recommendation.
Recommendation of the Board of Directors.
     On August 5, 2010, the Board of Directors unanimously:
•	determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders;

•	approved the Merger Agreement and declared that the Merger Agreement is advisable;

•	approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

•	resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, vote to adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement.
      These actions were subsequently affirmed by the Board of Directors on August 6, 2010.
     Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger.
     The joint press release, dated August 9, 2010, issued by the Company and Parent announcing the Offer, is included as Exhibit (a)(2)(A) to this Schedule 14D-9 and is incorporated herein by reference.
     Background of the Offer.
     The Company was formed in 2005 to serve as the parent holding company for an oilfield services business operating under the Superior Well Services name since 1997. The Company provides a wide range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services, and focuses on offering technologically advanced equipment and services at competitive prices. Since 1997, the Company’s operations have expanded from two service centers in the Appalachian region to 28 service centers providing coverage across 38 states and currently serving a customer base of over 1,200 customers. The majority of the Company’s customers are regional independent oil and natural gas companies.
     As part of its ongoing evaluation of the Company’s business and its strategic planning, the Board of Directors periodically discusses and reviews the Company’s strategic goals and alternatives, performance and prospects. The Board of Directors has in the past received updates from various investment banks on the state of the Company’s industry and potential strategic and financing alternatives available to the Company. While considering these options in July of 2009, the Board of Directors requested that Simmons & Company International (“Simmons”) perform a market check to determine the interest level of prospective candidates in a business combination. During that time, the Board of Directors engaged Vinson & Elkins LLP as legal counsel to, among other things, represent the Company in connection with any strategic alternatives. The Board of Directors also received and reviewed advice from legal counsel regarding its fiduciary duties with respect to any strategic transaction in order to protect the interests of the Company and act in the best interests of the Company’s stockholders. The Board of Directors, with the advice and input of Simmons, identified 12 potential candidates for a strategic acquisition of the Company based on, among other things, comparative size, financial strength and interest in the Company’s business sector. The Board of Directors approved providing each of the candidates with a public information memorandum prepared by Simmons based on information provided by the Company and relating to the Company and its business. Candidates interested in a possible business combination transaction with the Company were requested to provide written, non-binding indications of interest by July 24, 2009.
     On July 24, 2009, three candidates submitted non-binding, preliminary written indications of interest: two of the proposals contained preliminary pricing terms and other conditions, and were based on the satisfactory completion of due diligence and the execution of definitive transaction documents, while the remaining proposal indicated only an interest to pursue a transaction on terms materially different than those proposed by the Company. The two proposals containing preliminary pricing terms valued the Company at between $440 million and $531 million (including debt and assumed liabilities), or between $7.18 and $11.00 per Share. A fourth candidate (“Candidate A”) expressed continued interest in a possible business combination transaction with the Company, but requested access to material non-public information to determine valuation before submitting a written proposal. On July 31, 2009, the Company established a virtual data room for the purpose of providing confidential information relating to the Company and its business to prospective candidates.

     In July and August of 2009, the Company negotiated confidentiality agreements with the two candidates that had submitted agreeable preliminary written indications of interest, as well as with Candidate A.
     On August 17, 2009, the Board of Directors discussed the status of the virtual data room and directed management to continue to work with potential candidates and respond to their information requests. Mr. Wallace informed the Board of Directors that one of the candidates (“Candidate B”) had requested a meeting with the Company’s senior management on August 19, 2009, which Messrs. Wallace, Stoelk and Linaberger planned to attend.
     On August 25, 2009, the Board of Directors reviewed the materials presented to the Company’s senior management at the meeting on August 19, 2009 and discussed generally Mr. Wallace’s impressions from the meeting and the level of interest expressed by Candidate B. In addition, Mr. Wallace communicated to the Board of Directors that, as further indication of Candidate B’s interest, Candidate B had visited two of the Company’s field offices. The Board of Directors agreed to extend the deadline for submitting Candidate B’s bid to September 10, 2009, and, following a discussion of the interest expressed by other candidates, requested that the other candidates be asked to submit their respective bids by that date as well. The Company scheduled management presentations with Candidate A and the other candidate that had submitted an agreeable written indication of interest. The Company met with this candidate on August 28, 2009, while Candidate A subsequently withdrew from the scheduled meeting.
     On September 9, 2009, the Board of Directors reviewed the Company’s progress with the prospective candidates. At that time, the first three prospective candidates were no longer actively reviewing a potential combination with the Company. Mr. Wallace noted, however, that another prospective candidate (“Candidate C”) had expressed interest in a potential combination with the Company and that a confidentiality agreement was being negotiated. Candidate C requested a meeting with the Company’s senior management on September 17, 2009, which Messrs. Wallace, Stoelk, Linaberger and Mr. Chris Peracchi, the Company’s Director of Finance and Investor Relations, planned to attend. Shortly thereafter, the Board of Directors was informed that Candidate C was no longer interested in further discussions, and the Board of Directors was informed that no additional prospective candidates were in active discussions with the Company regarding a business combination.
     In December of 2009, the Company began to explore additional alternatives, including the possible sale of its fluid logistics business, which is conducted through the Company’s wholly-owned subsidiary, SWSI Fluids, LLC. On December 16, 2009, the Board of Directors requested that Simmons perform a market check to determine the level of interest of prospective candidates in an acquisition of the Company’s fluid logistics business. On December 18, 2009, the Company amended its existing credit agreement to provide that the sale of its fluid logistics business would be a permitted asset sale under such credit agreement.
     In January and February of 2010, the Company, with input from Simmons, developed a list of 29 prospective candidates regarding a potential acquisition of the Company’s fluid logistics business. The Company negotiated confidentiality agreements with 20 of these candidates and provided each with a descriptive memorandum prepared by Simmons based on information provided by the Company and relating to the Company’s fluids logistics business.
     In February and March of 2010, six candidates, including Parent, submitted non-binding, preliminary written indications of interest to acquire the Company’s fluid logistics business. A seventh company submitted a verbal indication to acquire certain assets, which the Company deemed inadequate. Five of the six candidates that submitted agreeable preliminary written indications of interest, including Parent, were granted access to a virtual data room.
     In early March of 2010, in connection with the Company’s potential sale of its fluid logistics business, the Company retained Latham & Watkins LLP as its outside legal advisor. The Company’s retention of Latham & Watkins LLP was considered to be appropriate in light of the Company’s prior experience with certain attorneys at Latham & Watkins LLP who had previously been employed with Vinson & Elkins LLP and who had represented the Company in various matters for approximately five years.
     In early April of 2010, four candidates, including Parent, were invited to meet with the management of SWSI Fluids, LLC, which Messrs. Linaberger and Peracchi planned to attend.
     In early April of 2010, Mr. Eugene (Gene) Isenberg, Chairman and Chief Executive Officer of Parent, and Mr. Larry Heidt, Chairman and Chief Executive Officer of Nabors Well Services Co., held a series of discussions with Mr. Edward J. DiPaolo, a member of the Board of Directors, regarding Parent’s interest in purchasing the Company’s fluid logistics business. During these discussions, the parties also discussed Parent’s interest in entering the pressure pumping business. These discussions were of a preliminary, non-detailed nature. During one such discussion, the parties discussed that, if Parent were ever interested in the possibility of acquiring the Company as a whole rather than only the Company’s fluid logistics business, then further conversations along those lines should include Mr. Wallace. At a meeting held in April of 2010 to discuss a potential sale of the Company’s fluid logistics business, Mr. Isenberg, Mr. Anthony G. Petrello, Deputy Chairman, President and Chief Operating Officer of Parent, and Messrs. Wallace and DiPaolo briefly discussed the possibility of Parent acquiring the Company. These discussions were of a preliminary, non-detailed nature. Following these discussions, the Company began negotiating a confidentiality agreement with Nabors Industries, Inc., a wholly-owned subsidiary of Parent, pursuant to which the Company would provide Nabors Industries, Inc. and its affiliates (including Parent) with confidential information about the Company. During negotiations, the Company asked for a standstill period restricting Parent’s ability to acquire Shares or entering a merger or certain other business combination transactions involving the Company unless invited to do so by the Company, and Parent asked for an exclusivity period of between 60 and 90 days. The Company succeeded in obtaining a standstill period without granting exclusivity, and executed a confidentiality agreement with Nabors Industries, Inc. on April 30, 2010. Also on April 30, 2010, Parent communicated to the Company a non-binding indication of interest in acquiring the Company’s fluid logistics business for the sum of $16.5 million subject to, among other things, the completion of comprehensive due diligence. Over the course of the next several days, the parties engaged in discussions regarding a potential acquisition of the Company’s fluid logistics business by Parent.
     On May 7, 2010, Parent submitted to the Company a revised non-binding proposal to acquire the Company’s fluid logistics business for the sum of $25.1 million subject to, among other things, the completion of comprehensive due diligence.
     On May 12, 2010, Messrs. Wallace, Stoelk and Peracchi, along with Mr. Frederick W. Charlton from Simmons, met in New York with Mr. Isenberg, Mr. Petrello, Ms. Laura W. Doerre, Vice President and General Counsel of Nabors Corporate Services, Inc., and representatives from UBS Securities LLC, Parent’s financial advisor, to further discuss Parent’s potential acquisition of the Company’s fluid logistics business, as well as a potential acquisition of the Company by Parent.
     On May 13, 2010, the Company accepted Parent’s proposed purchase price for the Company’s fluid logistics business as set forth in Parent’s non-binding May 7, 2010 offer, which offer remained subject to several contingencies, including the satisfactory completion of comprehensive due diligence by Parent. Over the course of the next several weeks in May and June, Parent conducted due diligence on the Company’s fluid logistics business, which resulted in the parties discussing various due diligence items and their potential impact on the non-binding purchase price and structure of Parent’s proposed acquisition of the Company’s fluid logistics business. The parties also exchanged preliminary, high-level information evaluating the merits of a business combination transaction between the Company and Parent. In order to facilitate discussion of different types of potential business combinations with Parent, including a stock-for-stock transaction, the Company negotiated and executed a second confidentiality agreement with Nabors Industries, Inc. on May 20, 2010 pursuant to which Nabors Industries, Inc. and its affiliates could provide confidential information to the Company.
     On June 30, 2010, Parent notified the Company that, subject to further due diligence, approval of the board of directors of Parent and other conditions, Parent had an interest in acquiring the Company in an all-stock transaction in which the Shares would be exchanged for shares in Parent. The prospective transaction valued the Company at approximately $19.00 per Share. On that date, Parent also indicated its willingness to consider an all-cash tender offer or a combination of cash and stock in Parent.
     In early July of 2010, the parties’ respective legal and financial representatives engaged in limited discussions of various high-level matters relating to a potential business combination transaction between the Company and Parent.
     On July 2, 2010, the Board of Directors held a telephonic meeting to discuss Parent’s proposed offer. On July 5, 2010, the Board of Directors held another telephonic meeting to discuss Parent’s offer and review a presentation prepared by Simmons based on information provided by the Company and Parent, which presentation was to be provided to Parent and related to the value and synergies to Parent represented by a business combination with the Company. At that meeting, the Board of Directors rejected Parent’s offer as insufficient based on the most recent closing price of the Shares, which was $17.12. The Board of Directors authorized Simmons to seek a meaningful enhancement to Parent’s offer in light of the content of Simmons’ presentation.
     On July 6, 2010, Simmons delivered a counterproposal to Parent that valued the Company at $24.00 per Share and contained a fixed exchange ratio without any collars. Also on July 6, 2010, Mr. Isenberg informed Mr. DiPaolo that Parent had rejected the Company’s counterproposal. On July 7, 2010, Mr. Isenberg offered to revise the transaction from an all-stock transaction to a cash and stock transaction with an offer price of $20.50 per Share. Parent intended the transaction to be a fixed-value transaction, with a floating number of shares of Parent issued to the Company’s stockholders in exchange for the Shares. On July 8, 2010, the Board of Directors held a telephonic meeting to discuss Parent’s offer. The Board of Directors rejected Parent’s offer as insufficient based on the most recent closing price of the Shares, which was $16.90, and authorized Simmons to deliver another counterproposal to Parent that structured the transaction as an all-stock deal with a fixed exchange ratio valuing the Company at $21.50 per Share, with a collar of 15% on any increase or decrease in the consideration.
     On July 15, 2010, Mr. Isenberg informed Mr. Wallace and Mr. Stoelk that Parent had rejected the Company’s counterproposal. Mr. Isenberg then revised Parent’s offer from a cash and stock transaction to a two-step transaction consisting of an all-cash tender with an offer price of $20.50 per Share, followed by a merger in which any Shares not acquired in the tender offer would be converted into the right to receive the offer price. On July 16, 2010, the Board of

Directors held a telephonic meeting to discuss Parent’s revised offer. The Board of Directors asked Simmons to review the discussion materials that Simmons prepared for and distributed to the Board of Directors. After discussion, the Board of Directors rejected Parent’s revised offer and directed Mr. Wallace to inform Mr. Isenberg that, if the transaction were structured as an all-cash tender, the Company would be willing to entertain a price no lower than $21.00 per Share.
     On July 19, 2010, the Board of Directors held a telephonic meeting in which Mr. Wallace reported on various discussions he held with Mr. Isenberg on the transaction since July 15, 2010. Mr. Wallace had informed Mr. Isenberg of the Company’s request to receive an offer price no less than $21.00 per Share in cash for the Shares, and Mr. Isenberg had informed Mr. Wallace that Parent was unwilling to pursue a transaction at that price. Simmons informed the Board of Directors that based on the then-current stock price of the Company, the $20.50 offer price reflected a premium of approximately 22% over the 30-day average market price of the Company’s stock. The Board of Directors then engaged in a discussion about comparable transactions, the cyclical nature of the Company’s business, the past trading prices of the Company’s stock, particularly over the last two years, the relative benefits of an all-cash offer and a part-stock, part-cash offer, potential future changes in tax rates on capital gains and the low level of interest potential candidates had shown in pursuing a strategic business combination since the Board of Directors first determined to explore the alternatives available to the Company. The Board of Directors also discussed the future prospects of the business and received advice concerning the proposal from Simmons. After the Board of Directors discussed these matters, it directed Mr. Wallace to indicate to Parent that the Company was willing to consider the current offer.
     On July 20, 2010, the Company granted Parent and its advisors access to the Company’s virtual data room for the purposes of conducting due diligence. Also on that date, Parent’s legal counsel, Milbank, Tweed, Hadley & McCloy LLP, contacted the Company’s legal counsel, Latham & Watkins LLP, to discuss timing with respect to due diligence and the drafting and negotiation of the merger documents.
     On July 21, 2010, Messrs. Isenberg and Petrello met with Messrs. Wallace and DiPaolo and Mr. David E. Snyder, a member of the Board of Directors, in Houston, Texas to discuss the strategic rationales for an acquisition of the Company by Parent. In particular, the parties’ discussed the various growth opportunities available to a combined company. They also discussed the access to capital that the combined company would have and be able to make available for the Company’s benefit. In addition, Parent expressed the need for a tender support agreement with certain significant stockholders of the Company, and for such agreement to contain an option to acquire Shares subject to such agreement in the event that the Merger Agreement was terminated.
     On July 23, 2010, Parent’s legal counsel delivered to the Company’s legal counsel the first draft of the merger documents, including the Merger Agreement.
     On July 26, 2010, the Board of Directors held a telephonic meeting in which Mr. Wallace reported on a meeting he, Mr. David Snyder and Mr. DiPaolo held with Mr. Isenberg and Mr. Petrello on July 21, 2010 to discuss the potential transaction. After considering Mr. Wallace’s report, the Board of Directors determined that a 20% premium over the last closing price of the Shares was a justifiable request to make to Parent. The Board of Directors then reviewed a presentation prepared by representatives of Latham & Watkins LLP that included a summary of Parent’s initial draft of the Merger Agreement and a review of the Board of Directors’ fiduciary duties and related issues in the context of the proposed transaction. Representatives from Latham & Watkins LLP led a discussion of the key business, legal and fiduciary issues in the draft merger documents. At the end of the discussion, the Board of Directors authorized Latham & Watkins LLP on revising the drafts of the merger documents on several key points, including the reductions of a proposed termination fee, and limiting the circumstances under which such a termination fee would be paid, and deleting a proposed option giving Parent the ability to acquire Shares subject to a tender support agreement in the event that the Merger Agreement was terminated. Latham & Watkins sent the revised draft of the merger documents to Parent’s legal counsel. The Board of Directors also authorized Simmons to simultaneously approach Parent’s financial advisor and request an increase in the offer price to reflect a one-day cash premium of 20%.
     On July 27, 2010, the Board of Directors held a telephonic meeting in which Mr. DiPaolo reported on a telephone conversation he had with Mr. Isenberg since the Board of Directors’ meeting on July 26, 2010. Mr. Isenberg indicated to Mr. DiPaolo that Parent may be able to increase its latest offer price, but that Parent could not agree to a one-day premium of 20%. Representatives from Latham & Watkins LLP then led a discussion of the most significant changes to the latest draft of the merger documents and, upon the conclusion of the discussion, the Board of Directors instructed Latham & Watkins LLP on the response to Parent’s legal counsel on certain significant issues. After additional discussion, the Board of Directors agreed that a one-day 20% premium was still an appropriate request for the Company to make, and decided to wait for the next draft of the merger documents from Parent’s legal counsel before considering the transaction further.
     On July 28, 2010, Messrs. Isenberg and Wallace and their respective representatives had several discussions regarding the key contractual provisions of the Merger Agreement and the proposed tender support agreement. Messrs. Isenberg and Wallace agreed in principle to the calculation of the termination fee. The parties also discussed the need for, from Parent’s perspective, and the ramifications of, from the Company’s perspective, the inclusion in the proposed tender support agreement of the option to acquire Shares subject to such agreement in the event that the Merger Agreement was terminated.

     On July 29, 2010, Parent’s legal counsel circulated to Latham & Watkins LLP revised drafts of the merger documents, which revised several key contractual points, including revising the events triggering the payment of a termination fee and reimbursable expenses, revising the definition of “Material Adverse Effect” and deleting the concept of an option pursuant to which Parent would be able to acquire Shares subject to the proposed tender support agreement in the event that the Merger Agreement was terminated.
     On July 31, 2010, the Board of Directors held a telephonic meeting in which Mr. Wallace reported on a telephone conversation he had with Mr. Isenberg since the Board of Directors’ meeting on July 27, 2010. Mr. Wallace communicated that several significant issues in the merger documents had been resolved between the Company and Parent, and that, although several other significant issues remained open, the latest drafts of the merger documents had accurately reflected those resolved issues. Mr. Wallace also communicated that he and Mr. Isenberg had set up a call for August 1, 2010 to discuss the offer price. Representatives from Latham & Watkins LLP then led a discussion of the remaining material issues in the draft merger documents, and the Board of Directors instructed Latham & Watkins LLP on revisions to the merger documents and directed Latham & Watkins LLP to send revised drafts of the merger documents to Parent’s legal counsel that same day. The Board of Directors then instructed Mr. Wallace to reiterate to Mr. Isenberg an offer price of $23.00 per Share in cash, representing an approximate 20% premium as previously discussed.
     On August 1, 2010, Mr. Wallace held a telephone conversation with Mr. Isenberg in which Parent offered to pay an amount equal to $22.00 per Share in cash for the Shares. Mr. Isenberg indicated unequivocally that Parent was not prepared to proceed with the deal based at an offer price of $23.00 per Share.
     On August 2, 2010, the Board of Directors held a telephonic meeting in which Mr. Wallace reported on his August 1, 2010 conversation with Mr. Isenberg. Mr. Wallace communicated that there were still several significant issues remaining to be resolved in the merger documents and he doubted Mr. Isenberg would increase the offer price to more than $22.50. Representatives from Latham & Watkins LLP then led a discussion of the remaining material issues in the draft merger documents, and the Board of Directors instructed Mr. Wallace to communicate with Mr. Isenberg, and Latham & Watkins LLP to communicate with Parent’s legal counsel, regarding the remaining issues.
     On August 3, 2010, Messrs. Isenberg and Wallace discussed the offer price in the context of the unresolved key contractual provisions of the merger documents. Mr. Wallace requested that Parent increase the offer price to $22.50 per Share. However, Mr. Isenberg indicated a willingness to increase the offer price only to $22.125 per Share, subject to the Company agreeing to certain key contractual provisions in the Merger Agreement (including the definition of “Material Adverse Effect” and the events triggering payment of a termination fee). Later that same day, the Board of Directors held a meeting in which Mr. Wallace reported on his telephone conversation with Mr. Isenberg. Mr. Wallace reported that, upon Mr. Isenberg raising the possibility of Parent increasing its offer price to $22.125 per Share, Mr. Wallace had indicated to Mr. Isenberg that a deal at such a price could only be done on terms that were substantially different in certain key respects than those reflected in Parent’s latest draft of the Merger Agreement. Representatives from Latham & Watkins LLP reviewed for the Board of Directors the material open terms on Parent’s latest draft of the Merger Agreement (including the definition of “Material Adverse Effect” and the events triggering payment of a termination fee). After discussion, the Board of Directors authorized Mr. Wallace to communicate to Mr. Isenberg that, if a deal were to be agreed upon, the price per Share must be no less than $22.125 and the Merger Agreement must reflect terms that are substantially similar to those proposed by the Company on July 31, 2010, or otherwise reasonable and acceptable to the Company. The Board of Directors also instructed Latham & Watkins LLP on revisions to the merger documents and directed Latham & Watkins LLP to send revised drafts of the merger documents to Parent’s legal counsel that same day.
     On August 4, 2010, the parties continued to negotiate and resolve key contractual provisions of the merger documents, most notably the definition of “Material Adverse Effect” and the events triggering payment of a termination fee. The Board of Directors held a meeting later that same day to discuss the latest drafts of the merger documents received from Parent’s legal counsel. Latham & Watkins LLP led a discussion of changes that were made to the merger documents by Parent’s legal counsel that appeared to resolve most of the remaining significant issues. The Board of Directors authorized Mr. Wallace to communicate to Mr. Isenberg that, subject to the approval of the Board of Directors, most of the key terms of the transaction appeared to be agreed. The Board of Directors then discussed plans to hold a meeting the next day to discuss the transaction with representatives from Simmons and Latham & Watkins LLP.

     On August 5, 2010, Latham & Watkins LLP circulated to Parent’s legal counsel a revised draft of the Merger Agreement that included all of the key contractual provisions agreed to by the parties, which in the aggregate was more favorable to the Company than the previous draft of the Merger Agreement. The draft Merger Agreement included an offer price of $22.125 per Share. In addition, Latham & Watkins circulated to Parent’s legal counsel the Company’s disclosure schedules to the Merger Agreement.
     On August 5, 2010, at approximately 3:00 p.m. Eastern Time, the Board of Directors held a telephonic board meeting to discuss the last proposal from Parent. All members of the Board of Directors attended the meeting. Prior to the meeting, the Board of Directors received a substantially final draft of the Merger Agreement. At this meeting, representatives of Latham & Watkins LLP discussed with the Board of Directors the terms of the proposed Merger Agreement and the transactions contemplated by the Merger Agreement, and Mr. Wallace reported to the Board of Directors that Parent had requested that the offer price be rounded down to $22.12 to avoid certain issues associated with an offer price containing a fractional cent. Representatives of Simmons reviewed the presentation materials Simmons had prepared and electronically delivered to the Board of Directors, which presentation materials contained the financial analysis performed as of that date by Simmons. Simmons’ review took into account the rounded offer price of $22.12 per Share and included certain assumptions, matters considered, qualifications and limitations. Representatives of Simmons then summarized the content of their written fairness opinion and stated that, as of the date of such opinion, the consideration to be received by the stockholders of the Company as set forth in the Merger Agreement is fair, from a financial point of view, to the Company’s stockholders. Simmons then electronically delivered its written fairness opinion and final presentation materials, each dated August 5, 2010, to the Board of Directors, and, after discussion, the Board of Directors unanimously accepted the rounded offer price.
     After further discussion, the Board of Directors unanimously resolved that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders and declared the Merger Agreement advisable. The Board of Directors further resolved unanimously to approve the Merger Agreement, the Offer and the Voting Agreement and recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, vote to adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement.
     Later on the evening of August 5, 2010, Latham & Watkins LLP informed Parent’s legal counsel that the Board of Directors had approved the Merger Agreement and the Voting Agreement, subject to Parent’s agreement on an offer price of $22.12 per Share. Mr. Isenberg communicated to Mr. Wallace that Parent and its representatives were diligently examining the Company’s disclosure schedules to the Merger Agreement. Parent’s legal counsel, and other representatives of Parent, then communicated with Latham & Watkins LLP regarding certain questions on due diligence matters that remained to be answered. Latham & Watkins LLP communicated those questions to the Company’s management team who, together with representatives of Latham & Watkins LLP, then contacted representatives of Parent to discuss the matters. Unable to resolve the matters that evening, the discussion was resumed the following morning between Latham & Watkins LLP and representatives of Parent. During that discussion, the remaining due diligence matters were addressed and resolved to the satisfaction of Parent.
     On Friday, August 6, 2010, at approximately 3:00 p.m. Eastern Time, the Board of Directors held a telephonic meeting to discuss the status of the transaction. Latham & Watkins LLP reported on the discussions with representatives of Parent that morning and the night before regarding certain due diligence matters. Representatives from Simmons reviewed their fairness opinion in light of the closing price of the Shares as of August 5, 2010 and delivered certain related supplemental materials in order to update the presentation delivered on August 5, 2010. Simmons then electronically delivered to the Board of Directors a written fairness opinion dated August 6, 2010 which was identical (except for the revised date) to Simmons’ written fairness opinion dated August 5, 2010. The Board of Directors reaffirmed its approval of the offer price of $22.12 per Share and then unanimously reaffirmed the resolutions it had adopted at the meeting on August 5, 2010. On August 6, 2010, at approximately 6:14 p.m. Eastern Time, the Company, Parent and Purchaser executed and delivered the Merger Agreement.
     On Monday, August 9, 2010, prior to the opening of trading on their respective stock markets, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the transactions contemplated thereby.
Reasons for the Recommendation of the Board of Directors.
     In evaluating the Offer and the Merger, the Board of Directors consulted with the Company’s senior management, the Company’s legal advisor, Latham & Watkins LLP, and the financial advisor to the Board of Directors, Simmons, and, in the course of reaching its determination to approve the Merger Agreement, the Offer, the Merger and the Contemplated Transactions and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger, the Board of Directors considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board of Directors believed supported its determination:
•	Premium to Market Price. The Board of Directors reviewed the historical market prices, volatility and trading information with respect to the Shares. Specifically, the Board of Directors noted that the $22.12 price to be paid for each Share represented a 16% premium over the closing price of the Shares on August 4, 2010, the last full trading day before the Offer and the Merger were first approved by the Board of Directors, a 19% premium over the closing price of the Shares on August 5, 2010, the last full trading day before the affirmation of the initial approval of the Offer and the Merger and the date before the definitive merger documents were executed, a 21% premium over the average closing price of the Shares for the approximate one-month period ended August 5, 2010, and a 35% premium over the average closing price of the Shares for the approximate three-month period ended August 5, 2010.

•	The Company’s Business and Financial Condition and Prospects. The Board of Directors’ familiarity with the business, operations, prospects, business strategy, properties, assets, cash position and financial condition of the Company, and the certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of the Company’s business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009) in a cyclical industry and highly volatile and unpredictable financial environment.

•	Review of Strategic Alternatives. The Board of Directors’ belief, after a thorough, independent review of strategic alternatives and discussions with the Company’s management and advisors, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities reasonably available to the Company, including remaining an independent Company and pursuing the Company’s strategic plan, or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

•	Risks of Remaining Independent. The Board of Directors’ assessment, after discussions with the Company’s management and advisors, of the risks of remaining an independent public company and pursuing the Company’s strategic plan in the cyclical and competitive North American pressure pumping market where competitors are actively adding additional capacity.

•	Negotiations with Parent. The course of negotiations between the Company and Parent, resulting in four offer price increases totaling $3.12, or 16%, in the price per Share offered by Parent, and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board of Directors’ belief based on these negotiations that this was the highest price per Share that Parent was willing to pay and that these were the most favorable terms to the Company to which Parent was willing to agree.

•	Likelihood of Completion. The belief of the Board of Directors that the Offer and the Merger likely will be completed, based on, among other things, the absence of a financing condition or any condition requiring third party consents, Parent’s representation that it has sufficient financial resources to pay the aggregate Offer Price and to consummate the Merger, and the limited number of conditions to the Offer and Merger.

•	Simmons’ Opinion. The opinion of Simmons, dated August 6, 2010 and based upon and subject to the various assumptions and limitations set forth in such opinion, that, as of the date of such opinion, the consideration to be received by the stockholders of the Company as set forth in the Merger Agreement is fair, from a financial point of view, to the Company’s stockholders, as more fully described below in the section entitled “Opinion of Simmons.”

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to the Company’s stockholders, promptly, reducing the period of uncertainty during the pendency of the transaction on stockholders, employees and customers, with a second-step Merger in which stockholders who do not tender their Shares in the Offer will also receive the Offer Price.

•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders.

•	Terms of the Merger Agreement. The terms of the Merger Agreement, including the ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, bona fide written proposal for a business combination from a third party prior to the Acceptance Time.

•	Board of Directors’ Ability to Withdraw or Change its Recommendation. The Board of Directors’ ability under the Merger Agreement, to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of a termination fee of $22,500,000 and reimbursement of expenses up to $5 million.

•	Reasonableness of Termination Fee. The termination fee and expense reimbursement payable by the Company to Parent in the event of certain termination events under the Merger Agreement and the Board of Directors’ determination that the termination fee and expense reimbursement are within the customary range of termination fees and expense reimbursement obligations for transactions of this type.

•	Availability of Appraisal Rights. The availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek judicial determination of the fair value of their Shares as determined by the Delaware Court of Chancery.
     The Board of Directors also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the following:
•	No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of the Company, and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or as a result of improvements to the Company’s operations.

•	Taxable Consideration. The gains from the transaction contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding would be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•	Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on the Company’s operations, stock price and employees and its ability to attract and retain key management, research, operational and sales personnel.

•	Effect of Failure to Complete Transactions. If the Offer and the Merger and the other transactions contemplated by the Merger Agreement are not consummated:
•	the trading price of the Shares could be adversely affected;

•	the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions;

•	the Company may have lost suppliers, business partners and employees after the announcement of the Offer;

•	the Company’s business may be subject to significant disruption;

•	the market’s perceptions of the Company’s prospects could be adversely affected; and

•	the Company’s directors, officers, and other employees will have expended considerable time and effort to consummate the transactions.
•	Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, requiring the Company to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Parent, may delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

•	Termination Fee and Expense Reimbursement. The requirement that the Company pay a termination fee of $22,500,000 and expense reimbursement of up to $5 million if the Merger Agreement is terminated in certain circumstances could potentially deter third parties from making a competing offer for the Company prior to Completion of the Offer, and could impact the Company’s ability to engage in another transaction for up to one year if the Merger Agreement is terminated in certain circumstances.

•	Interests of the Board and Management. The executive officers and directors of the Company may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

•	Transaction Expenses. The investment banking and legal fees and expenses of the Company, each of which includes the payment of a fee contingent on the consummation of the transactions contemplated by the Merger Agreement. The Board of Directors was aware of these potential conflicts of interest and considered them accordingly in making its recommendation.

     The foregoing discussion of the Board of Directors’ reasons for its recommendation to accept the Offer is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its consideration of the Offer. The Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons underlying its determination and recommendation. Rather, the Board of Directors viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Board of Directors.
Projected Financial Information Regarding the Company.
     The Company does not, as a matter of course, publicly disclose projections as to its future revenues, net income or other results due to, among other reasons, business volatility and the uncertainty of the underlying assumptions and estimates. However, the Company is including selected projected financial information in this Schedule 14D-9 to provide its stockholders with access to certain previously non-public unaudited projected financial information that was provided to the Company’s Board of Directors and Simmons in connection with the proposed transaction.
     The unaudited projected financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of the Company, the Company’s financial advisor, Parent, Parent’s financial advisor or any other recipient of this information considered, or now considers, it to be predictive of actual future results. None of the Company, Parent, Simmons or their respective affiliates assumes any responsibility for the accuracy of this information. The selected projected financial information is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender such stockholder’s Shares or how to vote or act in connection with the proposed Offer and Merger, but because it represents projected financial information prepared by management of the Company that was used for purposes of the financial analyses performed by Simmons and that was presented to the Company’s Board of Directors. Simmons did not conduct any activities to verify or authenticate the projected financial information set forth below and did not render any opinion on such projected financial information.
     The unaudited projected financial information below was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.
     The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this Schedule 14D-9, relates to the Company’s historical financial information. It does not extend to the unaudited projected financial information below and should not be read to do so.
     The unaudited projected financial information below does not take into account any circumstances or events occurring after July 15, 2010, the date it was prepared. The unaudited projected financial information below does not give effect to the proposed transaction.
     The following table presents selected unaudited projected financial information provided by the Company as of July 15, 2010 for the years ended December 31, 2010 and December 31, 2011:

(Dollar amounts in millions)	2010E	2011E

Revenue	$689.3	$805.0
Adjusted EBITDA	125.6	180.8
Net Income Available To Common Stockholders	14.6	49.4
     As used in the above table, “Adjusted EBITDA” means earnings (net income (loss)) before interest expense, income tax expense, non-cash stock compensation expense, non-cash goodwill and intangible impairment, depreciation, amortization and accretion. This term, as defined herein, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities or other income or cash flow statement data prepared in accordance with GAAP.

     Although presented with numeric specificity, the unaudited projected financial information above reflects numerous estimates and assumptions with respect to oil and gas industry activity, commodity prices, demand for natural gas and crude oil, North American rig count, capacity utilization and general economic and regulatory conditions, and matters specific to the Company’s business, such as prices for products and services, margins and product line expansion, many of which are beyond the Company’s control. The unaudited projected financial information above was prepared solely for internal use and is subjective in many respects. As a result, although this information was prepared by management of the Company based on estimates and assumptions that management believed were reasonable at the time, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited projected financial information above covers multiple years, such information by its nature becomes less predictive with each successive year.
     Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the unaudited projected financial information set forth above. Stockholders are urged to review the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, which is hereby incorporated by reference into this Schedule 14D-9, for a description of risk factors with respect to the Company’s business. No representation is made by the Company, Parent or any other person to any stockholder regarding the ultimate performance of the Company compared to the unaudited prospective financial information. No representation was made by the Company to Parent in the Merger Agreement concerning this information.
     Except as required by applicable securities laws, the Company and Parent do not intend to update or otherwise revise the projected financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such projected financial information are no longer appropriate.
Opinion of Simmons.
     The Company retained Simmons to act as the financial advisor to the Board of Directors in connection with the Offer and Merger. Simmons is an internationally recognized investment banking firm that specializes in the energy industry and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements. The Company selected Simmons to act as the Board of Directors’ financial advisor in connection with the Offer and Merger on the basis of Simmons’ experience in similar transactions, its reputation in the investment community and its familiarity with the Company and its business.
     On August 6, 2010, Simmons delivered to the Board of Directors a written opinion to the effect that, based on and subject to various assumptions and limitations described in its opinion, as of August 6, 2010, the $22.12 per Share in cash to be received by the stockholders of the Company as set forth in the Merger Agreement is fair, from a financial point of view, to the Company’s stockholders.
     The full text of Simmons’ written opinion to the Board of Directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex II.A hereto and is incorporated by reference herein in its entirety. The following summary of Simmons’ opinion is qualified in its entirety by reference to the full text of the opinion. Simmons delivered its opinion to the Board of Directors for the benefit and use of the Board of Directors in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. Simmons’ opinion does not address any other aspect of the Offer and Merger and does not constitute a recommendation to any stockholder of the Company as to whether any such stockholder should tender such stockholder’s Shares or how to vote or act in connection with the proposed Offer and Merger.
     In connection with rendering its opinion, Simmons, among other things:
•	reviewed and analyzed the draft Merger Agreement dated as of August 5, 2010;

•	reviewed and analyzed the draft Voting Agreement dated as of August 4, 2010 to be entered into by certain stockholders of the Company holding in the aggregate approximately 34% of the outstanding Shares;

•	reviewed and analyzed the financial statements and other information concerning the Company, including the Company’s Annual Reports on Form 10-K for each of the years in the three-year period ended December 31, 2009; the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010; the Current Reports on Form 8-K filed on July 20, 2010, May 6, 2010, May 5, 2010, April 13, 2010, March 9, 2010, January 19, 2010, December 24, 2009 and December 24, 2008; the Proxy Statement on Schedule 14A filed on March 24, 2010; and the Prospectus filed pursuant to Rule 424(b)(2) on October 29, 2009;

•	reviewed and analyzed the Company’s preliminary financial and operating results and preliminary financial statements with respect to the quarter ended June 30, 2010 prepared by management of the Company;

•	reviewed and analyzed certain other internal information, primarily financial in nature, which was provided to Simmons by the Company, relating to the Company, including internal financial forecasts prepared by management of the Company;

•	reviewed and analyzed certain publicly available information concerning the trading of, and the trading market for, the Shares;

•	reviewed and analyzed certain publicly available information with respect to certain other companies that Simmons believed to be comparable to the Company and the trading markets for certain of such companies’ securities;

•	reviewed and analyzed certain publicly available information concerning the estimates of the future operating and financial performance of the Company and the comparable companies prepared by industry experts unaffiliated with the Company;

•	reviewed and analyzed certain publicly available information concerning the nature and terms of certain other transactions considered relevant to Simmons’ analysis;

•	met with certain officers and employees of the Company to discuss the foregoing and other matters that Simmons believed relevant to its analysis; and

•	considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria that Simmons deemed relevant.
     In arriving at its opinion, Simmons did not independently verify any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, Simmons assumed that such financial forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. Simmons also assumed that the final/execution versions of the transaction documents, including the Merger Agreement and the Voting Agreement, would be substantially the same as the drafts of such documents that Simmons reviewed and that the Offer and the Merger would be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Simmons also assumed that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Merger Agreement, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the receipt of the Offer Price by the stockholders of the Company. Simmons is not a legal, tax or regulatory advisor and has relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters. Simmons did not perform any tax analysis, nor was Simmons furnished with any such analysis. Simmons did not conduct a physical inspection of any of the assets, operations or facilities of the Company and did not make or receive any independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company.
     In conducting its analysis and arriving at its opinion, Simmons considered such financial and other factors as Simmons deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company; (iii) the historical and current market for the Shares and for the equity securities of certain other companies believed to be comparable to the Company; and (iv) the nature and terms of certain other acquisition transactions that Simmons believes to be relevant, including premiums paid, if any, in such other acquisition transactions. Simmons also took into account its assessment of general economic, market and financial conditions and its experience in connection with similar transactions and securities’ valuation generally. Simmons’ opinion necessarily is based upon conditions as they existed and could be evaluated on, and on the information made available at, August 6, 2010. Events occurring after such date may affect Simmons’ opinion and the assumptions used in preparing it, and Simmons does not assume any obligation to update, revise or reaffirm its opinion.
     Simmons’ opinion is for the information of the Company’s Board of Directors only. Simmons’ opinion does not address the Company’s underlying business decision to pursue the Offer and the Merger or the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for the Company. Simmons’ opinion does not constitute a recommendation to any stockholder as to whether such stockholder should accept the Offer Price.
     The following represents a brief summary of the material financial analyses presented by Simmons to the Board of Directors in connection with its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Simmons. The order of analyses described does not represent relative importance or weight given to those analyses by Simmons. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Simmons’ financial analyses. Considering the summary data and tables alone without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Simmons. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 6, 2010 and is not necessarily indicative of current market conditions.
     Company Financial Analysis. Simmons reviewed the Company’s historical and projected financial performance including the Company’s historical balance sheets, historical free cash flow results, historical return on capital, and historical and projected revenue, EBITDA and diluted earnings per share.

     Selected Companies Analysis. Simmons reviewed and compared certain financial information of the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the production and well services industry at the time of the analysis:
•	Basic Energy Services, Inc.;

•	Calfrac Well Services Ltd.;

•	Complete Production Services, Inc.;

•	RPC, Inc.; and

•	Trican Well Service Ltd.
     Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with business and market characteristics that, for purposes of analysis, may be considered similar to certain business and market characteristics of the Company.
     Simmons calculated and compared various financial multiples and ratios of the selected companies based on SEC filings by the respective companies and the mean of estimates of securities research analysts obtained from Bloomberg. The multiples and ratios of the Company were based on information from SEC filings, Bloomberg data and information provided by the Company’s management. The multiples and ratios of the Company and of the selected companies were calculated using closing prices on August 5, 2010. Simmons calculated the enterprise value of each company as the sum of the market value of its common equity, the book values of its preferred stock (where applicable), minority interests in other companies and debt minus investments in unconsolidated affiliates and cash. Simmons calculated the adjusted book value of each company as the sum of the book value of its shareholders’ equity, the book values of its preferred stock, minority interests in other companies and debt minus investments in unconsolidated affiliates and cash. The results of these analyses are summarized as follows:

					Company at		Company at Offer
					August 5, 2010		($22.12)
	Range(1)		Median(1)		(Consensus / Mgmt)		(Consensus / Mgmt)
Ratio of Enterprise Value to:
Trailing Twelve Months 3/31/2010 EBITDA	14.4x – 26.3	x	16.5	x	106.1	x	124.7	x
Trailing Twelve Months 6/30/2010 EBITDA	10.1x – 15.4	x	13.8	x	15.5	x	18.3	x
Second Half 2010 Annualized EBITDA	4.9x – 9.4	x	5.6	x	7.5x / 4.7	x	8.8x / 5.5	x
2010 EBITDA	5.6x – 10.7	x	7.2	x	9.5x / 6.0	x	11.1x / 7.1	x
2011 EBITDA	4.3x – 7.3	x	4.9	x	5.5x / 4.2	x	6.5x / 4.9	x
Adjusted Book Value	1.1x – 3.4	x	1.8	x	1.6x / 1.6	x	1.9x / 1.9	x

Ratio of Share Price to:
Trailing Twelve Months 3/31/2010 Earnings Per Share	(133.4)x – 331.5	x	(4.2)	x	(8.4)	x	(10.0)	x
Trailing Twelve Months 6/30/2010 Earnings Per Share	(40.0)x – 124.2	x	46.9	x	(15.0)	x	(17.8)	x
Second Half 2010 Annualized Earnings Per Share	(13.3)x – 22.9	x	15.6	x	108.0x / 16.8	x	128.6x / 20.0	x
2010 Earnings Per Share	(7.9)x – 30.7	x	24.1	x	(56.6)x / 44.5	x	(67.4)x / 53.0	x
2011 Earnings Per Share	(29.6)x – 16.4	x	13.4	x	23.7x / 12.7	x	28.2x / 15.1	x

(1)	Excluding the Company.
     Selected Transactions Analysis. Simmons analyzed certain information relating to 14 selected pressure pumping transactions since 2005. For each of the selected transactions and for the transaction contemplated by the Merger Agreement, Simmons calculated and compared the transaction value per unit of horsepower sold. Simmons excluded from the transaction value of certain transactions the estimated purchase price of working capital, goodwill, intangibles and estimated amounts allocated to non-fracturing assets. The following table summarizes this analysis:

Transaction Value
Per Unit Horsepower
Overall Mean (excluding high and low transaction values)	$1,725
Overall Median	1,079

Mean Since Beginning of 2008	976
Median Since Beginning of 2008	969

Highest Since Beginning of 2008	1,099
Lowest Since Beginning of 2008	843

Proposed Transaction (based on 530,000 fleet horsepower, Company management’s estimate of comparable horsepower metric to other transactions (e.g., adjusted to include cementing and nitrogen horsepower))	1,311

     Simmons also analyzed certain information relating to 20 selected energy service transactions since 2006. For each of the selected transactions and for the transaction contemplated by the Merger Agreement, Simmons calculated and compared the ratio of the transaction value to the trailing twelve month EBITDA and Projected EBITDA. The following table summarizes this analysis:

	Ratio of Transaction Value to:
	Trailing Twelve Months EBITDA		Projected EBITDA
Mean	8.0	x	5.5	x
Median	7.7	x	5.3	x
Proposed Offer (Trailing Twelve Months EBITDA as of June 30, 2010; Projected EBITDA multiples based on management’s 2010 projection followed by 2010 consensus estimates)	18.3	x	7.1x / 11.1	x
     Discounted Cash Flow Analysis. Simmons performed a discounted cash flow analysis on the Company for the projected six months ended December 31, 2010, and fiscal years 2011 through 2014. Simmons considered three projection cases. Each case utilized management’s projection for the projected six months ended December 31, 2010. The “base case” analysis reflects the following: (a) management projections for 2011, (b) after 2011, revenue is projected to grow by 10.0%, 7.5% and 5.0% for fiscal years 2012, 2013 and 2014, respectively, (c) EBITDA margins are projected to decline to the historical average by 2014 and (d) capital expenditures remain constant at 2012 levels. The “high case” analysis assumes the addition of three new fracturing spreads added in each of 2011 and 2012, which would require significant capital investment, that growth slows in 2013 and 2014 and that EBITDA margins stay consistent with 2011 levels. The “low case” analysis assumes a downturn in revenue and margin in 2012 due to the influx of new pressure pumping capacity entering the market in 2011, with partial recovery thereafter in revenue growth and EBITDA margins and capital expenditures held at minimum maintenance levels.
     Simmons calculated illustrative implied present values of free cash flows for the projected six months ended December 31, 2010, and fiscal years 2011 through 2014 and illustrative implied terminal values, using discount rates ranging from 13% to 15%. Simmons calculated illustrative terminal values for the Company based on multiples ranging from, in the “base case” and “low case” scenarios, 4.0x to 6.0x, and in the “high case” scenario, 5.0x to 7.0x, in each case, of the Company’s 2014 estimated EBITDA.
     This analysis resulted in implied per share values ranging from $15.98 — $25.07, in the “base case” scenario, $26.05 — $40.29, in the “high case” scenario, and $4.41 - $7.96, in the “low case” scenario.
     Transaction Premium Analysis. Simmons also analyzed the financial consideration to be received by the stockholders of the Company as set forth in the Merger Agreement in relation to the historical market price of the Shares.
          This analysis indicated that the price per Share to be paid to stockholders of the Company pursuant to the Merger Agreement represented:
•	A premium of 19.1% relative to the closing market price as of August 5, 2010;

•	A premium of 16.0% relative to the 10-trading day average market price through August 5, 2010;

•	A premium of 21.4% relative to the 30-calendar day average market price through August 5, 2010;

•	A premium of 27.8% relative to the 60-calendar day average market price through August 5, 2010;

•	A premium of 34.5% relative to the 90-calendar day average market price through August 5, 2010;

•	A premium of 36.8% relative to the year-to-date average market price through August 5, 2010;

•	A premium of 110.7% relative to the most recent public equity offering of the Company announced on October 27, 2009 and priced on October 28, 2009;

•	A premium of 56.2% relative to the one-year average market price through August 5, 2010;

•	A premium of 65.6% relative to the two-year average market price through August 5, 2010; and

•	A premium of 32.2% relative to the three-year average market price through August 5, 2010.
     Simmons also analyzed certain information relating to 37 selected public energy service transactions since 2005. For each of the selected transactions and for the transaction contemplated by the Merger Agreement, Simmons calculated and compared the type of consideration, transaction value and the premium or discount to the one-day and 30-trading day average closing market prices. The proposed transaction premiums are based on Company market closing prices as of August 5, 2010. The following tables summarize this analysis:
Transactions Involving All Forms of Consideration

	Range	Mean	Median	Proposed Transaction
Premium/(Discount) to one-day closing market price	(0.8)% – 87.1%	27.1%	24.6%	19.1%
Premium to 30-trading day average closing market price	11.2% – 90.7%	31.9%	26.5%	24.4%
Transactions Involving All Cash Consideration Only

	Range	Mean	Median	Proposed Transaction
Premium/(Discount) to one-day closing market price	(0.8)% – 87.1%	25.3%	19.0%	19.1%
Premium to 30-trading day average closing market price	11.2% – 90.7%	30.7%	23.7%	24.4%
Premium/(Discount) to 52-week high closing market price	(19.1)% – 49.8%	7.6%	8.7%	12.3%
     Simmons also analyzed premiums paid in U.S. public company transactions since 2005 using data from Securities Data Corporation.
     Research Analyst Price Targets. Simmons analyzed the 12-month price targets of the Company as determined by nine research analysts. The offer value represents a 6.5% premium to the average undiscounted research analyst target price of the Company, a 17.1% premium to the present value of the average target price of the Company using a 10% discount rate and a 27.8% premium to the present value of the average target price of the Company using a 20% discount rate. Six of the nine undiscounted 12-month price targets were below the offer value. The following table summarizes this analysis:

	Undiscounted	Discounted Price Target
	Price Target	10% Discount Rate	20% Discount Rate
Mean	$20.78	$18.89	$17.31
Median	20.00	18.18	16.67
     Relative Trading Analysis. Simmons also analyzed historical relative trading performance of the Company’s common shares compared to the Philadelphia Oil Service Sector Index (“OSX”) and a composite index of comparable pressure pumping companies over various periods. The comparable company index consisted of Calfrac Well Services Ltd., Complete Production Services, Inc., RPC, Inc. and Trican Well Service Ltd. The following table summarizes this analysis based on prices as of August 5, 2010:

	OSX	Comparable Index	Company
Since June 30, 2008	-46%	-32%	-41%
Since June 30, 2009	+ 19%	+ 118%	+ 212%
Since September 30, 2009	-1%	+ 41%	+ 92%
Since December 31, 2009	-2%	+ 30%	+ 30%
Since March 31, 2010	-8%	+ 31%	+ 39%
     Other Analysis. Simmons also analyzed market information that addressed various factors that affect the Company’s business. The analysis included a review of historical and projected worldwide and North American pressure pumping markets including historical and projected pressure pumping market share and capacity additions. Simmons’ analysis also included credit profiles and EBITDA margins of companies in the pressure pumping sector, historical and projected U.S. drilling rig counts by type and by region, historical and estimated fracturing intensity, historical and forecasted natural gas prices, natural gas storage, production and consumption, crude oil prices, and recent and potential environmental regulations and legislation and its potential impact on the pressure pumping industry.
Miscellaneous
     As noted above, the discussion set forth above is a summary of the material financial analyses presented by Simmons to the Board of Directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by Simmons in connection with its opinion. The presentation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial analysis is not readily susceptible to partial analysis or summary description. Simmons believes that its analyses summarized above must be considered as a whole. Simmons further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Simmons’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.
     In performing its analyses, Simmons considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and Parent. The estimates of the future performance of the Company in or underlying Simmons’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Simmons’ analyses. These analyses were prepared solely as part of Simmons’ analysis of the fairness, from a financial point of view, of the Offer Price and were provided to the Board of Directors in connection with the delivery of Simmons’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Simmons’ view of the actual values of the Company.
     The type and amount of consideration payable in the Offer and Merger was determined through negotiations between the Company and Parent, rather than by any financial advisor, and was approved by the Board of Directors. The decision to enter into the Merger Agreement was solely that of the Board of Directors. As described above, Simmons’ opinion and analyses were only one of many factors considered by the Board of Directors in its evaluation of the Offer and Merger and should not be viewed as determinative of the views of the Board of Directors or management with respect to the Offer and Merger or the Offer Price.
     Pursuant to the terms of its engagement with Simmons, the Company has agreed to pay Simmons for its financial advisory services in connection with the Offer and Merger an aggregate transaction fee estimated to be approximately $9 million, a significant portion of which is contingent on the acquisition by Purchaser of a majority of the outstanding Shares pursuant to the Offer. Simmons will also receive a fixed fee for rendering its opinion, as to the fairness of the Offer and Merger, that is payable without regard to the conclusions expressed in the opinion. In addition, the Company has also agreed to reimburse Simmons for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, incurred in connection with the engagement, including the delivery of the opinion, and to indemnify Simmons against any losses or liabilities that may arise out of Simmons’ engagement. In the past, Simmons has acted as financial advisor to the Company.
     In the ordinary course of Simmons’ business, Simmons actively trades debt and equity securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in securities of the Company and Parent.
Intent to Tender.
     To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors intend to tender any Shares held of record or beneficially owned by them pursuant to the Offer (other than Shares for which such holder does not have discretionary authority). In addition, certain current executive officers and directors of the Company have entered into the Voting Agreement pursuant to which they have agreed, in their capacity as stockholders of the Company, to tender all of their Shares, as well as any additional Shares that they may acquire, to Purchaser in the Offer (see Item 3 (“Past Contacts, Transactions, Negotiations and Agreements — Tender and Voting Agreement”)).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.
     Information pertaining to the retention of Simmons by the Company in Item 4 (“The Solicitation or Recommendation—Opinion of Simmons”) is hereby incorporated by reference in this Item 5.
     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf in connection with the Offer or the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject the Company.
     Other than in the ordinary course of business in connection with the Company’s employee and non-employee director benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following:

•	Certain of the Company’s directors and officers, each in his capacity as a stockholder of the Company, entered into the Voting Agreement, dated August 6, 2010, with Parent and Purchaser, as described under Item 3 above; and

•	See chart of transactions below.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Jacob Linaberger	August 2, 2010	15,000	$19.13 — $19.51	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on November 14, 2009
	July 1, 2010	15,000	$16.43 — $17.13	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on November 14, 2009
	June 1, 2010	15,000	$14.90 — $15.85	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on November 14, 2009
Rhys Reese	August 3, 2010	15,000	$19.00 — $19.10	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on November 30, 2009
	July 6, 2010	15,000	$16.67 — $17.07	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on November 30, 2009
	June 1, 2010	15,000	$15.07 — $15.57	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on November 30, 2009

Item 7.	Purposes of the Transaction and Plans or Proposals.
     Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:
•	a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
In addition, pursuant to the Merger Agreement, the Company has agreed:
•	not to initiate, solicit, or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes a Takeover Proposal (as such term is defined in the Merger Agreement);

•	not to continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data or access to its properties with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes a Takeover Proposal;

•	upon receipt, directly or indirectly, of any proposal or inquiry with respect to, or that would reasonably be expected to lead to, a Takeover Proposal, to provide oral and written notice to Parent of such Takeover Proposal or inquiry, the identity of the person making any such Takeover Proposal or inquiry, and the material terms and conditions of any such Takeover Proposal or inquiry;

•	not to effect a Change in Company Recommendation (as such term is defined in the Merger Agreement), unless, among other things, the Board of Directors determines in good faith, after consultation with outside counsel, that failure to effect a Change in Company Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law;
     Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8. Additional Information.
Section 14(f) Information Statement.
     The Information Statement attached as Annex I to this Schedule 14D-9 is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain individuals to be appointed to the Board of Directors other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.
Short-Form Merger.
     Section 253 of the DGCL provides that a parent corporation can effect a short-form merger with a subsidiary without any action on the part of the subsidiary if the parent corporation owns at least 90% of each class of the stock of such subsidiary that would otherwise be entitled to vote on such merger. If Purchaser acquires at least 90% of the outstanding Shares on a fully-diluted basis, Parent, Purchaser and the Company shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained without a stockholders’ meeting in accordance with Section 253 of the DGCL.
Top-Up Option.
     Subject to the terms of the Merger Agreement, the Company has granted to Parent and Purchaser an option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase from the Company an aggregate number of newly-issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares then owned by Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the Shares then outstanding on a fully-diluted basis or, at Parent’s option, on a primary basis, at an exercise price per Top-Up Share equal to the Offer Price.
     The number of Shares that may be issued pursuant to the Top-Up Option is also limited to the aggregate number of Shares that the Company is authorized to issue under its Charter but that are not issued and outstanding (and are not reserved or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The obligation of the Company to issue such Shares is subject to compliance with all applicable legal, regulatory and stock exchange requirements, and the Top-Up Option is not exercisable if the issuance of the Top-Up Shares would require approval of the Company’s stockholders under applicable law or stock exchange requirements.
     The Top-Up Option may be exercised by Parent or Purchaser, only in whole and not in part, at any time within ten business days following the payment by Purchaser for Shares representing at least a majority of the Shares outstanding on a fully-diluted basis or, if any subsequent offering period is provided, during the ten business day period following the expiration date of the subsequent offering period.
     The aggregate purchase price payable for the Top-Up Shares will be determined by multiplying the number of such Top-Up Shares by the Offer Price. The purchase price may be paid by Parent or Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to at least the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price to be paid for the Top-Up Shares less the amount paid in cash. Any promissory note delivered to the Company for the Top-Up Shares will be unsecured, full recourse, non-negotiable and non-transferable, be due on the first anniversary of the closing of the purchase of the Top-Up Shares, bear simple interest of three percent (3%) per annum, and may be prepaid without premium or penalty.
     The Top-Up Option is intended to expedite the timing of the Completion of the Merger by permitting Parent and Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at either a meeting of the Company’s stockholders, or an action by written consent, would be assured because Purchaser would own at least a majority of the voting power of all Shares entitled to vote at such a meeting, or provide such written consent, as applicable, as is required to complete the Merger.
Stockholders’ Meeting.
     If approval of the Company’s stockholders is required under applicable law in order to complete the Merger (i.e., in the event that Purchaser does not own at least 90% of the outstanding Shares and is unable to complete a short-form merger pursuant to Section 253 of the DGCL), the Company will, as promptly as reasonably practicable following the Completion of the Offer or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 of the Exchange Act, take all action necessary or advisable under applicable law to call, give notice of and hold a special meeting of the Company’s stockholders to vote on adoption of the Merger Agreement.

Anti-Takeover Statutes and Provisions.
     As a Delaware corporation, the Company is subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:
•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2 / 3 % of the outstanding voting stock which the interested stockholder did not own.
     The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock.
     The Board of Directors has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the Contemplated Transactions from the restrictions on business combinations contained in Section 203 of the DGCL, and such action is effective as of August 5, 2010.
     The Company conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to, take all actions necessary to render such statute inapplicable to the Merger and the Contemplated Transactions.
     Appraisal Rights.
     Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, stockholders who have neither voted in favor of the Merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.
     The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the Offer Price.
Litigation.
     On August 10, 2010, a putative class action was filed by a stockholder of Superior Well Services, Inc. against the Company, each of the Company’s directors, Purchaser and Parent in the Court of Common Pleas of Indiana County, Pennsylvania under the caption Napierkowski v. Wallace, et. al. (Case No. 11536-CD-2010). The complaint alleges that the Company’s directors breached their fiduciary duties in connection with entering into the Merger Agreement and that Parent and the Company aided and abetted those breaches. The complaint does not state how many Shares are purportedly held by the plaintiff, Richard Napierkowski, Jr. The complaint seeks to enjoin the transaction contemplated by the Merger Agreement. The Company views the complaint as lacking merit, and intends to defend the case vigorously.
Antitrust Compliance.
     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material have been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to Parent’s and Purchaser’s acquisition of the Shares in the Offer.
     Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Parent and the Company file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division, unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Parent prior to that time. If, before expiration or early termination of the initial 15-calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger will be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 p.m. of the next business day. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or Antitrust Division may terminate the additional ten-calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.
     At any time before or after the purchase of the Shares by Purchaser, either the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, the Company or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.
Annual Report on Form 10-K.
     For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated herein by reference except to the extent modified hereby.
Cautionary Note Regarding Forward-Looking Statements.
     Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “may,” “would,” “will,” “intend,” and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on the Company’s current expectations, and those made at other times will be based on the Company’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, operating losses and fluctuations in operating results and capital requirements and other risks detailed from time to time in the Company’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2009. The Company disclaims any intent or obligation to update these forward-looking statements.

Item 9. Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated August 11, 2010 (incorporated herein by reference to Exhibit (a)(1)(A) to Purchaser’s Offer to Purchase Statement on Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(F)	IRS Form W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(3)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, attached as Annex I.

(a)(2)(A)	Joint Press Release, dated August 9, 2010, issued by Parent and the Company (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed August 9, 2010).

(a)(2)(B)	Opinion of Simmons & Company International, dated August 6, 2010, attached as Annex II.A.

(e)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed August 9, 2010.

(e)(2)	Amended and Restated Employment Agreement between David E. Wallace and Superior Well Services, Inc. dated September 15, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 18, 2008).

(e)(3)	Amended and Restated Employment Agreement between Jacob B. Linaberger and Superior Well Services, Inc. dated September 15, 2008 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on September 18, 2008).

(e)(4)	Amended and Restated Employment Agreement between Rhys R. Reese and Superior Well Services, Inc. dated September 15, 2008 (incorporated by reference to Exhibit 10.3 to Form 8-K filed on September 18, 2008).

(e)(5)	Amended and Restated Employment Agreement between Thomas W. Stoelk and Superior Well Services, Inc. dated September 15, 2008 (incorporated by reference to Exhibit 10.4 to Form 8-K filed on September 18, 2008).

(e)(6)	Employment Agreement, dated as of December 21, 2009, by and between Superior Well Services, Inc. and Michael Seyman (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 24, 2009).

(e)(7)	Employment Agreement between Daniel Arnold and Superior Well Services, Inc., dated May 14, 2007 (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 8, 2007.

(e)(8)	Indemnification Agreement between David E. Wallace and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.7 to Form 8-K filed on August 3, 2005).

(e)(9)	Indemnification Agreement between Jacob B. Linaberger and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.8 to Form 8-K filed on August 3, 2005).

Exhibit
Number	Description
(e)(10)	Indemnification Agreement between Thomas W. Stoelk and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.9 to Form 8-K filed on August 3, 2005).

(e)(11)	Indemnification Agreement between Rhys R. Reese and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.10 to Form 8-K filed on August 3, 2005).

(e)(12)	Indemnification Agreement between Mark A. Snyder and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.12 to Form 8-K filed on August 3, 2005).

(e)(13)	Indemnification Agreement between David E. Snyder and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.13 to Form 8-K filed on August 3, 2005).

(e)(14)	Indemnification Agreement between Charles C. Neal and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.14 to Form 8-K filed on August 3, 2005).

(e)(15)	Indemnification Agreement between John A. Staley, IV and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.15 to Form 8-K filed on August 3, 2005).

(e)(16)	Indemnification Agreement between Anthony J. Mendicino and Superior Well Services, Inc. dated August 30, 2005 (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q filed on September 1, 2005).

(e)(17)	Indemnification Agreement between Daniel Arnold and Superior Well Services, Inc. dated May 14, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2007).

(e)(18)	Tender and Voting Agreement, dated as of August 6, 2010, by and among Parent, Purchaser, and the stockholders of the Company party thereto (incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed August 9, 2010).

(e)(19)	Confidentiality Agreement, dated as of April 30, 2010, between the Company and Nabors Industries, Inc.

(e)(20)	Confidentiality Agreement, dated as of May 20, 2010, between the Company and Nabors Industries, Inc.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SUPERIOR WELL SERVICES, INC.
By:	/s/ David E. Wallace
David E. Wallace
Chief Executive Officer

Dated: August 12, 2010